                                                                    Exhibit 12.1

                        Southwest Securities Group, Inc.
       Statement of Computation of Ratio of Earnings to Fixed Charges(1)
                          (in thousands, except ratio)

                          Nine Months Ended              Fiscal Years Ended
                         ------------------- -------------------------------------------
                         March 26, March 27, June 26, June 27, June 28 June 30, June 24,
                           1999      1998      1998     1997    1996     1995     1994
                         --------- --------- -------- -------- ------- -------- --------
Income become income
 taxes.................. $ 28,413   $23,559  $ 31,898 $ 25,743 $21,757 $ 8,755  $12,653
Add: fixed charges
  Interest (gross)......   71,736    73,599   100,704   83,238  69,092  42,308   28,524
  Interest factor in
   rents................    1,294     1,134     1,611    1,057     848     697      663
                         --------   -------  -------- -------- ------- -------  -------
Total fixed charges..... $ 73,030   $74,733  $102,315 $ 84,295 $69,940 $48,000  $29,187
                         --------   -------  -------- -------- ------- -------  -------
Earnings before fixed
 charges and income
 taxes.................. $101,443   $98,292  $134,213 $110,038 $91,697 $51,760  $41,840
                         ========   =======  ======== ======== ======= =======  =======
Ratio of earnings to
 fixed charges..........     1.4x      1.3x      1.3x     1.3x    1.3x    1.2x     1.4x
                         ========   =======  ======== ======== ======= =======  =======
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(1) For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before the provision for income taxes and fixed charges, and fixed charges consist of interest expense and one-third of rental expense which is deemed representative of an interest factor.